Alithya to acquire Datum, adding recurring SaaS revenues and growing global capabilities

High-value insurance-focused intellectual property portfolio

MONTREAL, Canada, June 1, 2022 — Alithya Group inc. (TSX:ALYA) (NASDAQ:ALYA) (“Alithya”) is pleased to announce that it has entered into a binding agreement to acquire US-based Datum Consulting Group, LLC and its affiliates (“Datum” or “the Company”) for a purchase price of up to US$45.5 million (C$57.5 million), including potential earn-out considerations of up to US$13.0 million (C$16.4 million).

Datum is a leader in IP enabled digital transformation services for data rich insurers and other regulated entities such as state governments. The Company services the world’s foremost insurers including 6 of US’ top 10 health insurers.

Founded in 2004 and headquartered in Indianapolis, the Company specializes in application modernisation and data migration with the use of leading-edge software and services focused on information capture, content management and application and rules modernization. Datum employs over 150 professionals and supports its global clients from the United States, Europe, India and Australia.

Paul Raymond, President and Chief Executive Officer, Alithya:

“I am proud to welcome Amar Bukkasagaram and the whole Datum team to the Alithya community. In Datum, we found a culture and vision in strong alignment with Alithya’s values and corporate objectives along with a global team of experts who service the world’s leading insurance companies. Datum’s highly skilled team as well as its suite of 14 proprietary products and cloud-based software as a service (SaaS) offering will help us add scale in these areas as we continue our growth and transformation initiatives. The Company serves the foremost American and European insurers, including 6 of US’ top 10 health insurers. Datum has invested to productize institutional knowledge into software products which can scale rapidly in other industries as well.”

Claude Rousseau, COO, Alithya:

“Datum is a great addition to Alithya, and I look forward to working with Amar Bukkasagaram and the Datum team. Datum’s domain expertise regarding insurance industry business processes fosters a trusted advisor relationship with clients to enable impactful digital transformations. Datum’s workforce consists of insurance subject matter experts with extensive experience working with Healthcare, Property and Casualty, and Life Annuity insurance companies. This new specialized business unit will be highly complementary to our existing ones and will allow for multiple cross-selling opportunities.”

Mr. Amar Bukkasagaram, President and Founder, Datum:

“I am thrilled for Datum to be joining Alithya, a growing world-class organization. Our new business unit will contribute to the strategic global expansion by Alithya currently under way, and the synergies will allow our clients to benefit from years of R&D and co-development with insurers of our suite of 14 proprietary products, now implemented throughout our customer base. Our team brings two-sided expertise encompassing cloud and decentralized platforms, as well as current low code platforms such as PEGA and modern cloud platforms (GCP and Azure). Furthermore, the global InsurTech market is expected to grow US$1.8 billion annually to US$22.1 billion between 2019 and 2027 as per Grandview Research. Long before the COVID-19 pandemic, insurers were investing in digital transformation spurred by the rise of startups. Those investments took on new urgency as the pandemic forced businesses to abruptly shift to digital operations. We are well positioned to take advantage of this context for the benefit of our clients as part of the Alithya community.”

For the twelve-month period ended December 31, 2021, Datum generated revenues of approximately US$18.0 million (C$22.7 million) and Adjusted EBITDA(1) of approximately US$6.0 million (C$7.6 million).

(1) Non-IFRS financial measure. Please refer to the "Non-IFRS Measures" section at the end of this press release.

Strategic Rationale
•Enables Alithya to deepen its insurance industry expertise with proprietary modernization systems.
•Enhances Alithya’s recurring revenue profile given focus on higher margin, proprietary, cloud-based SaaS and software product offerings, in an industry going through significant digital transformation and modernization.
•Allows Alithya to capitalize on the current fundamental digital transformation needs expressed by large insurance and financial services companies worldwide.
•Enables Datum’s employees and management to accelerate personal and business growth opportunities within Alithya.
•Represents four years of efforts invested to productize the Company’s institutional knowledge into its RAPID suite of products, which are powered by Artificial Intelligence and Machine Learning business models and accelerators.
•Enables all clients to modernize data capture, content, and business processes with a product suite that is a key differentiator for the Company, having been built with the input of insurers and deployed among multiple clients.
•Datum’s customer base to provide strong entry points to cross-sell Alithya’s services.
•Datum to bring a multi-sided expertise encompassing IP based, legacy platforms modernization, and modern rules engines, as well as current low code platforms such as PEGA and modern cloud platforms (GCP and Azure). This modernization practice and SaaS offering is very complementary to Alithya automated software testing solution GoTestTM.

Financial Highlights
•Purchase price of up to US$45.5 million (C$57.5 million), including estimated IFRS 16 lease liabilities of US$0.5 million (C$0.6 million) and including potential earn-out payments of up to US$13.0 million (C$16.4 million).
•Transaction immediately accretive.
•Over C$470 million in pro forma revenues(1) for the twelve-month period ended December 31, 2021.

(1) Pro forma revenues also include R3D Conseil Inc. and Vitalyst LLC prior to their date of acquisition by Alithya.

Acquisition Terms and Financing

Subject to the conditions and adjustments set out in the purchase agreement, the purchase price consists of the following: (i) an upfront cash consideration of approximately US$13.7 million (C$17.3 million); (ii) an upfront consideration of US$4.0 million (C$5.1 million), payable by the issuance of 1,867,262 Class A subordinate voting shares of Alithya, (iii) deferred cash consideration of approximately US$10.3 million (C$13.0 million) and deferred share consideration of US$4.0 million (C$5.1 million), both payable over three years, and (iv) potential earn-outs of up to US$13.0 million (C$16.4 million), based on annual gross profit increases, also payable in cash (75%) and shares (25%) over three years.

The upfront cash consideration is expected to be financed by a C$2.5 million add-on to Investissement Québec’s subordinated unsecured loan, and the remainder through Alithya’s C$125 million revolving credit facility. The number of Class A shares issuable as consideration for the acquisition is calculated using a price of C$2.7287, being the 15-day VWAP ending on May 27, 2022. An aggregate maximum of up to 5,251,674 Class A shares, including the shares issued at closing, the shares issued as part of the deferred share consideration and the potential earn-out shares, is issuable under the transaction.

Closing of the Acquisition

The closing of the transaction is expected to take place on July 1, 2022 and is subject to customary conditions for a transaction of this nature, including approval from the Toronto Stock Exchange.

Financial Advisor

Scotiabank acted as sole financial advisor on the acquisition for Alithya, and Consilium Partners acted as financial advisor for Datum Consulting Group, LLC.

Conference Call Information

Alithya will hold a conference call and live webcast to discuss the transaction on Wednesday, June 1, 2022, at 9:00 a.m. Eastern time. The call is for financial analysts and investors. Participants can hear the conference call by dialing (888) 440-2069 or (438) 803-0525, passcode 1735627. The webcast is accessible at https://www.icastpro.ca/bk9cnj.

About Alithya

Alithya is a North American leader in strategy and digital transformation, employing a dedicated and highly skilled workforce of 3,600 professionals in Canada, the United States, and internationally. Since its founding in 1992, Alithya's capacity, size, and capabilities have continuously evolved, guided by a long-term strategic vision to become the trusted advisor of its clients. The company's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. Alithya deploys leading-edge solutions, services, and skills as one of the most prominent consulting firms, driving successful digital change as a trusted advisor to customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transport and logistics, professional services, healthcare, government, and beyond.

Forward-Looking Statements

This press release contains statements that may constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively "forward-looking statements"). Statements that do not exclusively relate to historical facts, as well as statements relating to management's expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya's business strategy and future plans, or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "could," "would," "will," "may," "can," "continue," "potential," "should," "project," "target," and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya's objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya's forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya's control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to the possible failure to realize anticipated benefits of the transaction, including potential synergies, the integration of Datum's business, the loss of certain key personnel and clients of Datum, potential undisclosed costs or liabilities associated with the transaction and other risks and uncertainties discussed in the section titled "Risks and Uncertainties" of Alithya's Management's Discussion and Analysis for the quarter ended December 31, 2021 and Management's Discussion and Analysis for the year ended March 31, 2021, as well as in Alithya's other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

Non-IFRS Measures

This press release includes certain measures which have not been prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure. This measure does not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. This measure should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management's Discussion and Analysis for the quarter ended December 31, 2021 for a description of such measure, a reconciliation to the most directly comparable IFRS financial measure and calculated amounts.

For further information:

Rachel Andrews
Vice President, Communications and Marketing, Alithya
514-451-5131
rachel.andrews@alithya.com

Benjamin Cerantola
Director, Communications, Alithya
514-285-5552, ext. 6480
benjamin.cerantola@alithya.com